UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO/A

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 2)

Family Dollar Stores, Inc.

(Name of Subject Company)

D3 Merger Sub, Inc.

a wholly owned subsidiary of

Dollar General Corporation

(Names of Filing Persons and Offerors)

COMMON STOCK, $0.10 PAR VALUE

(Title of Class of Securities)

307000109

(Cusip Number of Class of Securities)

Rhonda M. Taylor

Senior Vice President and General Counsel

Dollar General Corporation

100 MISSION RIDGE

GOODLETTSVILLE, TN 37072

(615) 855-4000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

With a copy to:

Marni J. Lerner, Esq.

Christopher R. May, Esq.

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, NY 10017

(212) 455-2000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$9,308,187,200	$1,198,894.51

*	Estimated solely for purposes of calculating the filing fee. The transaction value was determined by multiplying (a) $80.00, the per share tender offer price, by (b) the sum of (i) 113,951,710, the number of outstanding shares of Family Dollar common stock plus (ii) 1,579,968, the number of shares of Family Dollar common stock subject to issuance pursuant to stock options plus (iii) 820,662, the estimated number of shares of Family Dollar common stock subject to performance share rights under Company PSR Awards. The foregoing share figures were based on the Agreement and Plan of Merger entered into among Family Dollar, Dollar Tree and Dime Merger Sub, Inc., dated as of July 27, 2014 filed with Family Dollar’s Form 8-K filed on July 28, 2014 with the Securities and Exchange Commission.
**	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2014, issued August 30, 2013, by multiplying the transaction value by 0.0001288.

☒	Check box if any part of the fee is offset as provided by Rule 0–11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $1,198,894.51.	Filing Party: Dollar General Corporation.
Form or Registration No.: Schedule TO-T (File No. 005-14318)	Date Filed: September 10, 2014.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third–party tender offer subject to Rule 14d–1.
☐	issuer tender offer subject to Rule 13e–4.
☐	going–private transaction subject to Rule 13e–3
☐	amendment to Schedule 13D under Rule 13d–2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e–4(i) (Cross–Border Issuer Tender Offer)
☐	Rule 14d–1(d) (Cross–Border Third–Party Tender Offer)

This Amendment No. 2 to Schedule TO (this “Amendment”) is filed by Dollar General Corporation, a Tennessee corporation (“Dollar General”), and D3 Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Dollar General (the “Purchaser”), and amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on September 10, 2014 (together with any amendments and supplements thereto, the “Schedule TO”) by Dollar General and the Purchaser and relates to the offer by the Purchaser to purchase all outstanding shares of common stock, par value $0.10 per share (together with the associated preferred share purchase rights, the “Shares”), of Family Dollar Stores, Inc., a Delaware corporation (“Family Dollar”), at $80.00 per Share, net to the seller in cash, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase and the related letter of transmittal that accompanies the Offer to Purchase, dated September 10, 2014. This Amendment is being filed on behalf of Dollar General and the Purchaser. All capitalized terms used in this Amendment and not otherwise defined have the respective meanings ascribed to them in the Schedule TO.

The information set forth in the Offer to Purchase and the related letter of transmittal, including all schedules thereto, is hereby incorporated by reference in answer to Items 1 through 9 and Item 11 of this Amendment, except as otherwise set forth below. This Amendment should be read together with the Schedule TO.

Items 1 through 11.

Items 1 through 11 are hereby amended and supplemented as follows:

1.	Section 10 “Source and Amount of Funds” is hereby amended and supplemented as follows:

(a)	The words “Amended and Restated” are hereby added immediately before the words “Commitment Letter” in the third sentence of the first paragraph;

(b)	The words “Goldman Sachs Bank USA, Goldman Sachs Lending Partners LLC, and Citigroup Global Markets Inc.” in the third sentence of the first paragraph are hereby replaced in their entirety by the following:

“Goldman Sachs Bank USA, Goldman Sachs Lending Partners LLC, Citigroup Global Markets Inc., HSBC Securities (USA) Inc., HSBC Bank USA, N.A., Mizuho Bank Ltd., PNC Bank, National Association, PNC Capital Markets LLC, BMO Capital Markets Corp., BMO Harris Bank N.A., KKR Capital Markets LLC, KKR Corporate Lending LLC, MCS Capital Markets LLC, MCS Corporate Lending LLC, The Bank of Tokyo-Mitsubishi UFJ, Ltd., MUFG Union Bank, N.A. and Regions Bank”; and

(c)	The date “September 10, 2014” in the third sentence of the first paragraph is hereby replaced with “September 19, 2014”.

2.	The following is hereby added immediately following the last paragraph of the subsection titled “Background of the Offer” in Section 11 “Background of the Offer; Proposed Merger Agreement; Other Transactions with Family Dollar”:

“Shortly thereafter, Dollar General filed with the SEC a Schedule TO containing the Offer to Purchase, the Letter of Transmittal and related documents and later that day filed the required notification and report form under the HSR Act.

Later in the day on September 10, 2014, Family Dollar issued a press release stating that the Family Dollar Board would review and consider the Offer in accordance with applicable law and would advise its stockholders of the Family Dollar Board’s position regarding the Offer following such review by filing a solicitation/recommendation statement on Schedule 14D-9 with the SEC and advising Family Dollar stockholders to take no action with respect to the Offer until such filing is made.

On September 17, 2014, Family Dollar filed a solicitation/recommendation statement on Schedule 14D-9 with the SEC containing the recommendation of the Family Dollar Board that Family Dollar stockholders reject the Offer and not tender their Shares pursuant to the Offer and issued a press release announcing such filing and recommendation.

Later in the day on September 17, 2014, Dollar General issued a press release stating that it remained committed to acquiring Family Dollar in a transaction that would deliver superior value to Family Dollar stockholders and would be capable of being completed on the terms proposed.

On September 19, 2014, Dollar General filed with the SEC a Schedule 14A containing a preliminary proxy statement with respect to the solicitation of proxies by Dollar General and the Purchaser against the proposal to adopt the Dollar Tree Merger Agreement and the related proposals at the special meeting of the stockholders of Family Dollar to be held to consider such proposals.”

Item 12.	Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented to add the following exhibits:

(a)(1)(vii)	Preliminary Proxy Statement on Schedule 14A of Dollar General and Purchaser (incorporated by reference to the Preliminary Proxy Statement on Schedule 14A filed by Dollar General and Purchaser with the Securities and Exchange Commission on September 19, 2014).

(b)(ii)	Amended and Restated Debt Commitment Letter.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 19, 2014

D3 MERGER SUB, INC.

By:	/s/ Rhonda M. Taylor
Name:	Rhonda M. Taylor
Title:	Vice President and Secretary

DOLLAR GENERAL CORPORATION

By:	/s/ Rhonda M. Taylor
Name:	Rhonda M. Taylor
Title:	Senior Vice President and General Counsel